Exhibit 99.1

ERMENEGILDO ZEGNA GROUP TO REPORT FIRST QUARTER 2024 REVENUES1 ON APRIL 23, 2024

April 15, 2024 – MILAN—Ermenegildo Zegna N.V. (NYSE: ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced that it will report its First Quarter 2024 Revenues1 on Tuesday, April 23, 2024, at approximately 6:30 a.m. ET (12:30 p.m. CET). On the same day, at 8:00 a.m. ET (2:00 p.m. CET), the Company will host a webcast and conference call.

Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Events & Presentations” tab on the Investor Relations section of the Company’s website. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com.

To participate in the call, please dial:

Italy: +39 06 9450 1060
United Kingdom: +44 20 3936 2999
United States: +1 646 787 9445

Access Code: 461312

Webcast link: https://events.q4inc.com/attendee/174762234

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,000 employees and recorded revenues of €1.9 billion in 2023.

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Contacts

External Relations, Investor Relations / Corporate Media

Paola Durante / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

1 Unaudited figures
1